090201

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Ross Miller Secretary of State State of Nevada	20130442129-98
	Filing Date and Time: 07/03/2013 10:00 AM
	Entity Number: C25358-2002

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

China Energy Corporation

2. The articles have been amended as follows: (provide article numbers, if available)

The Amended and Restated Articles of Incorporation of the Corporation are amended by deleting the current Article 4 in its entirety and substituting the following therefor:

4. "Authorized Capital Stock. The authorized capital stock of the Corporation consists of Seventeen (17) shares having a par value of one tenth of one cent ($.001) per share, divided into Sixteen (16) shares of Common Stock and One (1) share of Preferred Stock. Upon the filing of this Certificate of Amendment with the Secretary of State of Nevada (the "*Effective Time*"), each twelve million (12,000,000) shares of issued Common Stock outstanding immediately prior to the Effective Time shall be combined and reclassified into one (1)fully-paid and non-assessable share of Common Stock; *provided, however,* that in lieu of any fractional interests in shares of Common Stock to which any stockholder who would be entitled only to receive such fractional interest (i.e., any stockholder owning fewer than 12,000,000 shares of Common Stock immediately prior to the Effective Time) would otherwise be entitled pursuant hereto (taking into account all shares of capital stock owned by such stockholder), the Corporation shall pay in cash for such fractional interest $0.14 per share of Common Stock held by such stockholder immediately prior to the Effective Time.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: Majority

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X 丁文祥

Signature of Officer Wenxiang Ding, President and CEO

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.